October 18, 2024

Via EDGAR

Karl Hiller

Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re: Fortitude Gold Corporation

Form 10-K for the Fiscal Year ended December 31, 2023

Filed February 27, 2024

File No. 333-249533

Dear Mr. Hiller:

Please find below the response of Fortitude Gold Corporation, a Colorado corporation (“Fortitude,” the “Company,” “our” and “we”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter to Mr. Jason Reid, Chief Executive Officer, of the Company dated September 9, 2024 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is reprinted below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your Comment Letter.

Form 10-K for the Fiscal Year ended December 31, 2023 Properties,

1.

We note your disclosure in Note 5 to the tabulation of mineral resources on page 29, indicating you have reported mineral resources inclusive of mineral reserves for the Isabella Pearl Mine and we see that a similar approach has been taken with the disclosures in Sections 1.2 and 11.12 of the technical report summary at Exhibit 96.1.

The disclosures of mineral resources in your annual report should be exclusive of mineral reserves to comply with Item 1303 (b)(3)(ii) of Regulation S-K, and while the qualified persons may elect to report mineral resources inclusive of reserves in the technical report summary, when that election is made mineral resources exclusive of reserves should also be reported to comply with Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

Please discuss these requirements with the qualified persons involved in preparing the technical report summary at Exhibit 96.1, and provide us with the disclosure revisions that you propose to the annual report, and that the qualified persons would make to the technical report summary, to conform the disclosures in this regard.

Response:

Comment complied with. Upon review of the supporting documentation of the tabulation of mineral resources on page 29, we determined that they are exclusive of mineral reserves rather than inclusive as disclosed in Note 5. We propose to amend the 2023 Form 10-K to update Note 5 of the table on page 29 to state that they are exclusive of mineral reserves as follows in red:

Notes to the Isabella Pearl 2023 Mineral Resources:

1.

Isabella Pearl property reported at a gold cut-off of 0.3 g/t for oxide mineral resource estimates, and a gold cut-off of 2.0 g/t for sulfide mineral resource estimate at a gold price of $1,900 per Troy ounce.

2.	Whole block diluted estimates reported within an optimized pit shell.
3.	Mineral resources do not have demonstrated economic viability.
4.	Totals may not sum exactly due to rounding.
5.	Mineral resources reported are exclusive of mineral reserves.
6.	“g/t” = gram/metric tonne
7.	“oz” = Troy ounce (31.1035 grams)

Additionally, upon reviewing the resource tables on pages 26, 27 and 29, we observed several footing errors and propose to amend the tables in an amended Form 10-K.

Upon review, it is acknowledged that the tabulated information in Sections 1.2 and 11.12 of the technical report summary at Exhibit 96.1 currently present mineral resources inclusive of mineral reserves.

In line with your guidance, it is understood that for the annual report, the disclosure of mineral resources must be exclusive of mineral reserves in order to comply with Item 1303(b)(3)(ii) of Regulation S-K. While the Qualified Persons (“QP”) involved may elect to report mineral resources inclusive of reserves in the Technical Report Summary (“TRS”), it is recognized that, in accordance with Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K, mineral resources exclusive of reserves must also be reported in such cases.

To comply with the requirements set forth in Item 1303(b)(3)(ii) and 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K, the QP recommend using the resource tables as previously reported in the 2022 Form 10-K. This ensures that the annual report’s disclosure of mineral resources includes tabulated data on mineral resources, excluding mineral reserves, as referenced in Sections 1.2 and 11.12 of the TRS. However, the QP notes that adding these tables and issuing an amended TRS would not provide material value to investors, given that the updated Form 10-K filings already present the latest resources (exclusive of reserves) and reserves for the Isabella Pearl Mine. Rather than issuing an amended TRS, we propose to include the following table in an amended 2023 Form 10-K on page 30:

For comparison, at December 31, 2022, the summary of the Isabella Pearl mineral resources was:

	Measured mineral		Indicated mineral		Measured + indicated		Inferred mineral
	resources		resources		mineral resources		resources
Description	Au Ounces	Au (g/t) / Tonnes	Au Ounces	Au (g/t) / Tonnes	Au Ounces	Au (g/t) / Tonnes	Au Ounces	Au (g/t) / Tonnes
Isabella Pearl Mine
Sulfide	22,700	4.77 / 148,400	11,400	4.60 / 77,100	34,100	4.71 / 225,500	1,600	3.40 / 14,300
Oxide (Civit Cat)	—	—	—	—	—	—	1,200	0.60 / 61,700
Oxide (Pearl Phase 2)	—	—	—	—	—	—	3,100	3.40 / 28,400
Oxide (Deep)	8,200	2.31 / 110,300	750	1.30 / 17,900	8,950	2.17 / 128,200	200	0.99 / 6,300
Oxide (Silica Knob)	—	—	1,450	0.57 / 79,000	1,450	0.57 / 79,000	100	0.49 / 6,400
Oxide (Scarlet South)	—	—	1,200	0.64 / 58,000	1,200	0.64 / 58,000	—	0.00 / 900
Total Isabella Pearl Oxide	8,200	2.31 / 110,300	3,400	0.68 / 154,900	11,600	1.36/ 265,200	4,600	1.38 / 103,700
Total Isabella Pearl Oxide & Sulfide	30,900	3.72 / 258,700	14,800	1.98 / 232,000	45,700	2.90 / 490,700	6,200	1.63 / 118,000

Notes to the Isabella Pearl 2022 Mineral Resources:

1.

Isabella Pearl property reported at a gold cut-off of 0.33 g/t for oxide mineral resource estimates, and a gold cut-off of 2.0 g/t for sulfide mineral resource estimate at a gold price of $1,750 per Troy ounce.

2.	Whole block diluted estimates reported within an optimized pit shell.
3.	Mineral resources do not have demonstrated economic viability.
4.	Totals may not sum exactly due to rounding.
5.	Mineral resources reported are exclusive of mineral reserves.
6.	“g/t” = gram/metric tonne
7.	“oz” = Troy ounce (31.1035 grams)

Moving forward, special care will be taken to ensure that any future disclosures will reflect mineral resources exclusive of mineral reserves as required. We appreciate your attention to this matter and are committed to full compliance with both Item 1303(b)(3)(ii) and Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

2.

Please refer to Item 1304(e) of Regulation S-K, which requires disclosures regarding annual changes in mineral resources and reserves, including comparisons, certain percentage relationships, and explanations for material changes, as may be attributable to depletion or production, changes in commodity prices or operating costs, additions through exploration, changes in the model or methods employed, and acquisitions or disposals. Please submit the revisions that you propose to include this information.

Response:

Comment complied with. We will amend our 2023 Form 10-K to include the following new table and additional information on page 27 as follows:

The table below shows the total resource changes from fiscal year ended December 31, 2022 to fiscal year ended December 31, 2023 in terms of absolute change as well as percentage change.

	Measured + indicated		Inferred mineral
	mineral resources		resources
Description	Au Ounces	Au (g/t) / Tonnes	Au Ounces	Au (g/t) / Tonnes
SULFIDE
2023 Sulfide Total	34,100	4.71 / 225,500	1,600	3.40 / 14,300
2022 Sulfide Total	34,100	4.71 / 225,500	1,600	3.40 / 14,300
2023 to 2022 Total Sulfide Change	—	—	—	—
2023 to 2022 Percentage Sulfide Change	0%		0%
OXIDE
2023 Oxide Total	118,600	1.06 / 3,482,200	99,300	1.06 / 2,934,700
2022 Oxide Total	127,500	1.09 / 3,627,700	101,300	1.08/ 2,941,700
2023 to 2022 Total Oxide Change	(8,900)	(0.03) / (145,500)	(2,000)	(0.02) / (7,000)
2023 to 2022 Percentage Oxide Change	(7)%		(2)%

The depletion of resources for the year ended December 31, 2023 when compared to the year ended December 31, 2022 is due to mining activities in 2023 at our Isabella Pearl Mine. Additionally, the gold price used in the 2022 Isabella Pearl resource calculations was $1,750 as compared to $1,900 in 2023. This is due to an increase in average gold prices in 2023. Due to the increase in gold prices, recoverable gold cutoff decreased from 0.33 g/t in 2022 to 0.30 g/t in 2023.  There were no changes to mining methods or processing techniques in 2023. No additional resources were reported in 2023 due to exploration.

We will amend our 2023 Form 10-K to also include the following new table and additional information on page 31 as follows:

The table below shows the total reserve changes from fiscal year ended December 31, 2022 to fiscal year ended December 31, 2023 in terms of absolute change as well as percentage change.

	Au	Au (g/t)	Cut-off	Metallurgical
Description	Ounces	Tonnes	Grade	Recovery %
Oxide Proven & Probable Reserves
2023 Oxide Proven & Probable Mineral Reserves	4,735	0.84 / 175,124	0.30	81
2022 Oxide Proven & Probable Mineral Reserves	45,000	3.32 / 421,900	0.33	81
2023 to 2022 Proven & Probable Mineral Reserves Change	(40,265)	(2.48) / (246,776)	(0.03)	—
2023 to 2022 Percentage Proven & Probable Mineral Reserves Change	(89)%
Oxide Stockpile
2023 Oxide stockpile	4,864	0.52 / 292,842	0.30	81
2022 Oxide stockpile	14,400	0.91 / 491,800	0.33	81
2023 to 2022 Oxide Stockpile Change	(9,536)	(0.39) / (198,958)	(0.03)	—
2023 to 2022 Percentage Oxide Stockpile Change	(66)%

The depletion of reserves for the year ended December 31, 2023 when compared to the year ended December 31, 2022 is due to mining activities in 2023 at our Isabella Pearl Mine. Additionally, the gold price used in the 2022 Isabella Pearl reserve calculations was $1,750 as compared to $1,900 in 2023. This is due to an increase in average gold prices in 2023. Due to the increase in gold prices, recoverable gold cutoff decreased from 0.33 g/t in 2022 to 0.30 g/t in 2023. There were no changes to mining methods or processing techniques in 2023. No additional reserves were reported in 2023 due to exploration.

3.

Please address the requirement in Item 1305 of Regulation S-K, to provide disclosures about your internal controls over exploration and mineral resource and reserve estimation for all properties, including quality control and quality assurance programs, verification of analytical procedures, and a discussion of comprehensive risk inherent in estimation. Please submit the revisions that you propose to include this information.

Response:

Comment complied with. We will amend our 2023 Form 10-K to include the following additional information:

Sample Security Procedures

Company management directly oversees the daily activities involved in sample collection, maintaining security of the samples, and transport of the samples to the designated certified independent laboratory. Shipping manifests and chain-of-custody forms that accompany the shipment are subsequently signed by the receiver once the samples arrive at the assigned laboratory. All materials are returned to the exploration office and are catalogued and stored in a long-term pulp storage facility at the exploration office as a permanent record. Reject material is stored by sample sequences and projects in supersacks in the exploration yard for years. Records of sample locations and laboratory batch numbers are included in the company’s database.

Verification of Analytical Procedures and Results

Certified Reference Materials (“CRMs”) and blanks were inserted regularly into the sample batches as part of an ongoing QA/QC program. Duplicate samples are also collected in the field to test sample reproducibility. Subsets of additional samples are sent to other independent certified laboratories to assess analytical reproducibility. Company personnel complete reviews of the standard and blank results from the laboratory to determine if the analytical range is acceptable. If variation is identified that is deemed to be outside of the acceptable range, the laboratory is contacted, and retesting is completed. These data assessments are completed prior to and following upload of the data to the company’s acQuire database. Laboratory site visits are completed by company personnel to the independent commercial laboratories to assess cleanliness and alignment with sample preparation and handling procedures.

Mineral resource and reserve estimation efforts

To ensure accuracy, drill hole records were checked for errata such as duplicate sample numbers, duplicate sample interval depths, overlapping intervals, inconsistencies between collar elevations and topography, and outliers in the assay database. Original assay certificates were also compared to digital assay records, and drill chip log descriptions were compared to the modeler’s observations of drill hole chip samples. Mineral resource and reserve estimations are a collaborative effort between the company resource modeler and an external professional independent modeler. Models are always reviewed in stages, which include internal and external critique of the geological model, alignment on the search distances and additional modeling parameters, as well as cut-off grades. Resource and reserve estimations are finalized and signed off by an independent Qualified Person.

Comprehensive risks inherent in the resource estimations

Relevant factors which may affect the estimation of Mineral Resources include changes to the geological, geotechnical and geometallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data; and significant changes to commodity prices.

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if the Company’s proposed changes to its 10-K report are acceptable.  If acceptable, the Company will proceed to file an Amended 10-K.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact me.

Sincerely,

Janet H.N. Turner
Chief Financial Officer
Fortitude Gold Corporation